

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2018

Thomas Gad
Founder, Chairman, President and Head of Business Development
Y-mAbs Therapeutics, Inc.
750 Third Avenue
9th Floor
New York, NY 10017

>   **Re: Y-mAbs Therapeutics, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted April 3, 2018**
>   **CIK No. 0001722964**

Dear Mr. Gad:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Safety Results, page 115

1.   We note your response to our prior comment 3. Please revise this section to disclose how many patients experienced TEAEs.

Study 03-133, page 124

2.   We note your response to our prior comment 10. Please define ANC and MDS/AML in the table.

<u>124 I-omburtamab for Diffuse Intrinsic Pontine Glioma, page 130</u>

3.   We note your response to our prior comment 11 that the safety data on page 131 relates to patients with DIPG. We also note that the disclosure on page 131 does not address whether patients experienced any serious adverse events, how many patients experienced them and what the serious adverse events were. If this data is available, please disclose it in this section.

<u>131 I-omburtamab for Desmoplastic Small Round Cell Tumor, page 133</u>

4.   We note your response to our prior comment 11 that the safety data on page 133 relates to patients with DSRCT. We also note that the disclosure indicates that there was no significant myelosuppression. Please disclose how many patients experienced myelosuppression and at what grade level.

<u>Index to Consolidated Financial Statements, page F-1</u>

5.   Revise to provide updated financial statements in your next amendment that comply with Rule 3-12 of Regulation S-X.

You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Dwight A. Kinsey